P.E. 12/31/01

02011405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of December 2001

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On December 14, 2001, Bookham Technology plc (the "Company") issued a press release announcing that it had received notification of a decrease to less than 3% ownership by Morley Fund Management Limited, a subsidiary of CGNU plc, of the Company's shares. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 17, 2001, the Company filed with the UK Listing Authority pursuant to its Listing Rules a notification with respect to a major interest in shares of the Company held by Morley Fund Management, a subsidiary of CGNU plc, indicating a 3.95% ownership of the Company's shares. A copy of this announcement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

On December 17, 2001, the Company issued a press release with respect to the Company's proposed acquisition of the optical components business of Marconi plc. A copy of this press release is attached hereto as Exhibit 99.3 and incorporated herein by reference.

On December 17, 2001, the Company issued a press release with respect to the Company's proposed acquisition of the optical components business of Marconi plc. A copy of this press release is attached hereto as Exhibit 99.4 and incorporated herein by reference.

The Company filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from June 8, 2001 to December 7, 2001. A copy of this return is attached hereto as Exhibit 99.5 and incorporated herein by reference.

On January 15, 2002, the Company filed with the UK Listing Authority, pursuant to its Listing Rules, and on January 17, 2002, the Company filed with the Nasdaq National Market, a notification with respect to the dissemination of materials to shareholders of the Company in connection with the Company's Extraordinary General Meeting to be held on January 31, 2002. A copy of these materials is attached hereto as Exhibit 99.6 and incorporated herein by reference.

<u>Exhibits</u>

99.1 Press Release issued on December 14, 2001.

99.2 Notification of Major Interests in Shares filed with the UK Listing Authority on December 17, 2001 with respect to Morley Fund Management Limited, a subsidiary of CGNU plc.

99.3 Press Release issued on December 17, 2001.

99.4 Press Release issued on December 17, 2001.

99.5 Schedule 5, Block Listing Six Monthly Return for the period from June 8, 2001 to December 7, 2001, as filed with the UK Listing Authority.

99.6 Materials disseminated to shareholders of the Company in connection with the Company's Extraordinary General Meeting to be held on January 31, 2002, as filed with the UK Listing Authority on January 15, 2002 and with the Nasdaq National Market on January 17, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: /s/ Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Office and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit 99.1

Oxfordshire, UK – 14th December, 2001: Bookham Technology plc announces that on 14th December 2001 it received notification from Morley Fund Management Limited (a subsidiary of CGNU plc) that, following a disposal of shares by Morley Fund Management Limited its shareholding in the Company is now less than 3% of the issued share capital of the Company.

Exhibit 99.2

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 750161

All relevant boxes should be completed in block capital letters.

1. Name of Company BOOKHAM TECHNOLOGY PLC	2. Name of shareholder having a major interest Morley Fund Management Limited (a subsidiary of CGNU plc)
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 As in 2 above.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them BNY Norwich Union Nominees Ltd 2,859,909 Chase GA Group Nominees Ltd 982,741 CUIM Nominee Ltd 1,211,919 RBSTB Nominees Ltd 32,580

5. Number of shares/amount of stock acquired 2,855,909	6. Percentage of issued class 2.2%	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued class N/A

9. Class of Security ORDINARY SHARES OF 1/3P	10. Date of Transaction 13/12/01	11. Date Company Informed 14/12/01
12. Total holding following this notification 5,087,149	13. Total percentage holding of issued class following this notification 3.95%	

14. Any additional information	15. Name of contact and telephone number for queries SHIONA CRANSTOUN 01235 837200
16. Name and signature of authorised company official responsible for making this notification ANDY QUINN Date of notification 17 December 2001	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Exhibit 99.3

BOOKHAM® technology

PRESS RELEASE **17 DECEMBER 2001**

PROPOSED ACQUISITION OF THE OPTICAL COMPONENTS BUSINESS OF MARCONI PLC

- The Board of Bookham Technology plc ("Bookham") (LSE:BHM; Nasdaq:BKHM) today announces that it has entered into an agreement to acquire the business of Marconi Optical Components Limited ("MOC") (the "Acquisition"), a wholly owned subsidiary of Marconi plc, in exchange for 12,891,000 ordinary shares in Bookham, equivalent to approximately 9.999 per cent. of the current issued share capital of Bookham. Based on the mid-market closing share price of Bookham on 14 December 2001 the Acquisition has a value of approximately £19.7 million. The Acquisition is conditional upon the approval of Bookham shareholders.

- MOC designs, manufactures and supplies current and next generation active optical components. Based in Caswell, Northamptonshire (UK), MOC's products include fixed and tunable lasers, high speed gallium arsenide modulators, transmitters, receivers and erbium doped fibre amplifiers ("EDFAs").

- By integrating MOC's active components with its own solutions, Bookham expects to accelerate its development of more highly integrated optical components combining both active and passive optical functions, providing greater subsystems capability to its customers and resulting in margin and efficiency improvements.

- As part of the Acquisition Marconi has agreed to purchase a minimum of £30 million of components from Bookham to meet the needs of its core business operations over the next eighteen months (subject to certain performance and capacity terms).

Commenting on the Acquisition, Giorgio Anania, President and CEO of Bookham, said:

> "We believe that the acquisition is an important step for Bookham towards our goal of becoming the leading global provider of integrated optical circuits and subsystems to the optical network systems manufacturers. We anticipate our customers in the future will require more highly integrated subsystems incorporating both active and passive optical functionality. Combining Bookham's integrated silicon optical chip with MOC's active optical components, we believe, will allow us to provide these fuller solutions. The acquisition provides Bookham with both immediate revenues from the Marconi supply agreement and longer term growth potential from the development of next generation capabilities."

Dr. Andrew Rickman, Chairman of Bookham, has announced his full support for the Acquisition.

There is an analyst briefing at Lehman Brothers (1 Broadgate, London EC2M 7HA) at 10.00 a.m. UK time today and there is a conference call at 3.00 p.m. UK time today (call in details, UK: 020 8781 0596, US: 001 800 521 5414).

This press release should be read in conjunction with the further details set out below.

Enquiries

Giorgio Anania Steve Abely Sharon Ostaszewska	**Bookham Technology plc**	+44 (0) 1235 837000
Hartley Blaha Andrew Mackay-Johnston Chris Nicholls	**Lehman Brothers**	+44 (0) 20 7601 0011
Sarah Marsland Sarah Manners Juliet Clarke	**Financial Dynamics**	+44 (0) 20 7831 3113

Lehman Brothers Europe Limited, which is regulated in the UK by The Financial Services Authority, is acting for Bookham in connection with the Acquisition and no one else and will not be responsible to anyone other than Bookham for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Acquisition and any other matters described herein.

The ordinary shares to be issued in conjunction with the Acquisition ("New Ordinary Shares") have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws in the United States, and may not be offered or sold within the United States absent registration or an exemption therefrom. Bookham does not intend to register the New Ordinary Shares outside the United Kingdom.

This press release is not an offer to sell, or a solicitation of an offer to buy, any ordinary shares of Bookham. The New Ordinary Shares are being offered to Marconi Optical Components Limited in reliance on Regulation S under the Securities Act.

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, acceptance of Bookham's ASOC product line, reductions in demand for optical components, expansion of Bookham's business operations, quarterly variations in results, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the 'Risk Factors' section of Bookham's Annual Report on Form 20-F dated May 25, 2001 which is on file with the Securities and Exchange Commission. Forward-looking statements represent Bookham's estimates as of today, and should not be relied upon as representing Bookham's estimates as of any subsequent date. While Bookham may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

Exhibit 99.4

BOOKHAM® technology

PRESS RELEASE 17 DECEMBER 2001

PROPOSED ACQUISITION OF THE OPTICAL COMPONENTS BUSINESS OF MARCONI PLC

Further Details

Introduction

The Board of Bookham Technology plc ("Bookham") (LSE:BHM; Nasdaq:BKHM) today announces that it has entered into an agreement to acquire the business of Marconi Optical Components Limited ("MOC") (the "Acquisition"), a wholly owned subsidiary of Marconi plc, in exchange for 12,891,000 ordinary shares in Bookham ("New Ordinary Shares"), equivalent to approximately 9.999 per cent. of the current issued share capital of Bookham.

Based on the mid-market closing share price of Bookham on 14 December 2001 the Acquisition has a value of approximately £19.7m. The Acquisition is conditional upon the approval of Bookham shareholders at an extraordinary general meeting. A circular convening an extraordinary general meeting will be sent to Bookham shareholders in due course. The board of directors of Bookham (the "Board") expects the Acquisition to be completed in the first quarter of 2002.

Information on MOC

MOC designs, manufactures and supplies current and next generation active optical components. Based in Caswell, Northamptonshire (UK), MOC's products include fixed and tunable lasers, high speed gallium arsenide modulators, transmitters, receivers and erbium doped fibre amplifiers ("EDFAs"). MOC has over twenty-five years of advanced research and development in the area of optical technologies, compound semiconductor materials and semiconductor manufacturing processes.

Based upon unaudited data, for the year ended 31 March 2001, MOC (aggregated with the results of the optical amplifiers business of Marconi plc which it acquired on 1 April 2001) recorded a loss before tax of £18.7 million on turnover of £11.1 million. The majority of such turnover was derived from companies outside the Marconi plc group, including global equipment providers. As at 31 March 2001, the unaudited net book value of the fixed assets and inventory of the business was £38.7 million.

Information on Bookham

Bookham designs, manufactures and markets components that integrate optical processing functions onto a single silicon chip using high volume production methods. Using patented silicon-based technology known as "ASOC", Bookham's products generate, detect, route and control light signals, allowing communications network providers to build systems with advanced optical processing capabilities. Bookham, whose securities are traded on the NASDAQ and the London Stock Exchange, is headquartered in Abingdon, Oxfordshire (UK), with facilities in the US, Canada, France, Italy and Japan, and employed approximately 640 people worldwide as at 30 September 2001.

Background to and Benefits of the Acquisition

Bookham's goal is to become the leading global provider of integrated optical circuits and subsystems to optical network systems manufacturers. Bookham believes that the Acquisition is an important step in the achievement of its goal.

Extending Bookham's integrated product line to meet the industry's evolving needs

Optical network systems manufacturers are increasingly demanding complete modular solutions, rather than discrete components. In order to fulfill customer requirements, suppliers need to be able to deliver increasingly compact solutions offering higher performance, lower costs and greater functionality in an integrated package of active and passive subsystems.

Bookham is a technological leader in integration of multi-function optical capability on a single silicon optical chip. MOC is a leader in advanced active components. By integrating MOC's active components with its own solutions, Bookham expects to accelerate its development of more highly integrated optical components combining both active and passive optical functions, providing greater subsystems capability to its customers and resulting in margin and efficiency improvements.

Broaden research and development

MOC has over twenty-five years of advanced research and development in the area of optical technologies, compound semiconductor materials and semiconductor manufacturing processes. Over this period MOC has built a strong active components design team, volume manufacturing capacity and research and development facilities in Caswell.

MOC has a significant intellectual property portfolio including lasers, high speed modulators, optical amplifiers and general micro optics and processes.

Adding to top-line growth

As part of the Acquisition Marconi has agreed to purchase a minimum of £30 million of components from Bookham to meet the needs of its core business operations over the next eighteen months (subject to certain performance and capacity terms).

Efficiency of cost structure

The economies of scale generated by the combination of the two businesses, including research and development, manufacturing, capital expenditure and sales, general and administration, will facilitate increased cost efficiencies.

Enhanced potential for developing custom, fully modular solutions

Bookham believes that the diversified and enhanced product line following the Acquisition will facilitate its future participation in "design-in" solutions, whereby Bookham works with its customers to tailor products to their precise requirements.

Terms and Financing of the Acquisition

The consideration payable is 12,891,000 ordinary shares in Bookham equivalent to approximately 9.999 per cent. of the current issued share capital of Bookham. Based on the mid-market closing share price of Bookham on 14 December 2001 the consideration represents a value of approximately £19.7 million. Marconi has agreed to limitations on resale for the New Ordinary Shares that will minimise disruption to the trading of Bookham shares.

As at 30 September 2001, Bookham had a cash balance of £199.7 million. Bookham has successfully reduced cash spend per quarter from £29.6 million in the three month period to 31 December 2000 to £15.5 million in the three month period to 30 September 2001.

The Acquisition is subject to certain conditions including approval by Bookham's shareholders, admission of the New Ordinary Shares to the Official List of the UK Listing Authority and admission to trading of the New Ordinary Shares on the London Stock Exchange. A circular convening an extraordinary general meeting will be sent to Bookham shareholders in due course. The Board expects the Acquisition to be completed in the first quarter of 2002.

There is an analyst briefing at Lehman Brothers (1 Broadgate, London EC2M 7HA) at 10.00 a.m. UK time today and there is a conference call at 3.00 p.m. UK time today (call in details, UK: 020 8781 0596, US: 001 800 521 5414).

Enquiries

Giorgio Anania Steve Abely Sharon Ostaszewska	**Bookham Technology plc**	+44 (0)1235 837000
Hartley Blaha Andrew Mackay-Johnston Chris Nicholls	**Lehman Brothers**	+44 (0) 20 7601 0011
Sarah Marsland Sarah Manners Juliet Clarke	**Financial Dynamics**	+44 (0) 20 7831 3113

Lehman Brothers Europe Limited, which is regulated in the UK by The Financial Services Authority, is acting for Bookham in connection with the Acquisition and no one else and will not be responsible to anyone other than Bookham for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Acquisition and any other matters described herein.

The New Ordinary Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws in the United States, and may not be offered or sold within the United States absent registration or an exemption therefrom. Bookham does not intend to register the New Ordinary Shares outside the United Kingdom.

This press release is not an offer to sell, or a solicitation of an offer to buy, any ordinary shares of Bookham. The New Ordinary Shares are being offered to Marconi Optical Components Limited in reliance on Regulation S under the Securities Act.

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, acceptance of Bookham's ASOC product line, reductions in demand for optical components, expansion of Bookham's business operations, quarterly variations in results, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the 'Risk Factors' section of Bookham's Annual Report on Form 20-F dated May 25, 2001 which is on file with the Securities and Exchange Commission. Forward-looking statements represent Bookham's estimates as of today, and should not be relied upon as representing Bookham's estimates as of any subsequent date. While Bookham may elect to update forward-looking statements in the future, it disclaims any obligation to do so.

Exhibit 99.5

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS NO 569283

Please ensure the entries on this return are typed

1.	Name of company	Bookham Technology plc
2.	Name of Scheme	Measurement Microsystems A-Z Inc
3.	Period of return:	From 08/06/01 to 07/12/01
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	2,108,957 Ordinary shares of 1/3p
5.	Number of shares issued/allotted under scheme during period	56,372
6.	Balance under scheme not yet Issued/allotted at end of period	2,052,585
7.	Number and class of share(s) (amount of Stock/debt securities) originally listed and The date of admission;	2,108,957 Ordinary shares of 1/3p 7th June 2001

Please confirm the total number of shares in issue at the end of the period in order for us to update our records

128,919,781

Contact for queries: Address: Bookham Technology plc

Name: Shiona Cranstoun

Telephone: (01235) 837853

Person Making Return

Name: Philip Davis
Position: Company Secretary

Signature:

Exhibit 99.6

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares, please forward this document, together with the enclosed Form of Proxy, immediately to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward delivery to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

This document does not constitute an offer of any securities for sale.

Application will be made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading. It is expected that Admission of the Consideration Shares will become effective and that trading in such shares will commence as soon as practicable following completion of the Acquisition.

Lehman Brothers International (Europe), which is regulated in the UK by The Financial Services Authority, is acting exclusively for Bookham and no one else in connection with the Acquisition and the application for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange. Lehman Brothers will not be responsible to anyone other than Bookham for providing the protections afforded to customers of Lehman Brothers or for providing advice in relation to the Acquisition or the applications for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange and any matters described herein.

BOOKHAM®
technology

Bookham Technology plc

(Incorporated and registered in England and Wales
under the Companies Act 1985 with registered no. 2298887)

Acquisition of Optical Components Business

Notice of an Extraordinary General Meeting of Bookham, which is to be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on 31 January 2002 at 10.00 a.m., is set out at the end of this document. The Form of Proxy enclosed with this document for use in connection with the Extraordinary General Meeting should be completed and returned to the Company's registrars, Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, in accordance with the instructions contained thereon as soon as possible and in any event so as to arrive not later than 10.00 a.m. on 29 January 2002.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 29 January 2002
Extraordinary General Meeting	10.00 a.m. on 31 January 2002
Admission and commencement of dealings in the Consideration Shares	1 February 2002
Completion of Acquisition Agreement	1 February 2002

Each of the times and dates in this timetable is subject to change. References to times are to London time.

ENCLOSURE

Form of Proxy for use at the Extraordinary General Meeting.

PART I

LETTER FROM THE CHAIRMAN OF BOOKHAM

BOOKHAM® technology

Bookham Technology plc

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 2298887)

Directors:
Andrew Rickman, *Chairman*
Giorgio Anania, *President and Chief Executive Officer*
Lori Holland, *Non-executive Director*
Jack St Clair Kilby, *Non-executive Director*
W. Arthur Porter, *Non-executive Director*
Robert Rickman, *Non-executive Director*
David Simpson, *Non-executive Director*

Registered Office:
90 Milton Park
Abingdon
Oxfordshire
OX14 4RY

14 January 2002

To Shareholders and, for information only, to Optionholders and Warrantholders

Dear Shareholder,

Acquisition of Optical Components Business

Introduction

On 17 December 2001, the Company announced that it had entered into a conditional agreement to acquire the business and assets of Marconi Optical Components Limited, a wholly owned subsidiary of Marconi plc. The Company will acquire the Optical Components Business free from all debt and other liabilities and any trade debtors or cash balances. The consideration for the Acquisition is to be the issue of 12,891,000 new Ordinary Shares to MOC, equivalent to approximately 9.9 per cent. of the current issued share capital of the Company.

Based on the mid-market closing share price of Bookham on 11 January 2002 (being the latest practicable date prior to publication of this document) the Acquisition has a value of approximately £21.98 million.

The Acquisition is conditional, *inter alia*, upon the approval of Shareholders. An Extraordinary General Meeting is to be held at 10.00 a.m. on 31 January 2002 at which Shareholders will be asked to approve the Acquisition. Details of the Acquisition and the Resolution are set out below and the full text of the Resolution is set out in the notice convening the Extraordinary General Meeting at the end of this document.

The purpose of this document is to explain the reasons for the Acquisition, to provide you with information on the Optical Components Business and the effect of the Acquisition, and to explain why the Directors unanimously recommend you to approve the Acquisition.

Background to and Benefits of the Acquisition

Bookham's goal is to become the leading worldwide provider of integrated optical circuits and subsystems to optical network systems manufacturers. Bookham believes that the Acquisition is an important step towards the achievement of its goal.

Optical network systems manufacturers are increasingly demanding complete modular solutions, rather than discrete components. In order to fulfill customer requirements, suppliers, like Bookham, need to be able to deliver increasingly compact solutions offering higher performance, lower costs and greater functionality in an integrated package of active and passive optical subsystems.

Bookham is a technological leader in integration of multi-function optical capability on a single silicon optical chip. MOC is an emerging leader in advanced active components. By integrating MOC's active components with its own solutions, Bookham expects to accelerate its development of more highly integrated optical components combining both active and passive optical functions, providing greater subsystems capability to its customers and resulting in margin and efficiency improvements.

Bookham believes that the economies of scale generated by the combination of the two businesses, including research and development, manufacturing, capital expenditure, sales and general administration, will facilitate increased cost efficiencies for the Enlarged Group.

Bookham also believes that the diversified and enhanced product line following the Acquisition will facilitate its future participation in "design-in" solutions, whereby Bookham works with its customers to tailor products to their precise requirements.

As part of the Acquisition, Marconi Communications, Inc., a wholly owned subsidiary of Marconi plc, has agreed to enter into a non-exclusive supply agreement whereby it will purchase a minimum of £30 million of components from the Enlarged Group for incorporation into certain Marconi Group products over the next eighteen months (subject to certain performance and capacity terms). *Further details of the Acquisition Agreement are set out in Part III of this document.*

Bookham believes that the Acquisition will provide it with both immediate revenues from the Supply Agreement and longer term growth from sales to third parties and the development of next generation products.

Information on MOC

MOC designs, manufactures and supplies current and next generation active optical components. Based in Caswell, Northamptonshire, MOC's products include fixed and tunable lasers, high speed gallium arsenide modulators, transmitters, receivers and erbium doped fibre amplifiers. MOC has over twenty-five years experience of advanced research and development in the area of optical technologies, compound semiconductor materials and semiconductor manufacturing processes. MOC has a significant intellectual property portfolio relating to lasers, high speed modulators, optical amplifiers and general micro optics and processes.

Prior to February 2000, MOC derived significant revenues from funded research and development projects conducted on behalf of public and private sector organisations within the defence sector in addition to revenues derived from the production of optical components for research and development purposes. In February 2000, a decision was taken to cease conducting funded research and development with a view to focusing on the development, marketing and production of a range of photonic components and module solutions for telecommunications network manufacturers, based on its existing technology portfolio. MOC has not taken on any new funded research and development projects since that date, but has continued to service existing contracts, which accounted for 12.8 per cent. of revenues in the year ended 31 March 2001. Following this decision, substantial investment has been made in the new business, including capital expenditure of some £28.7 million in the year ended 31 March 2001.

In the year ended 31 March 2001, MOC (aggregated with the results of the optical amplifiers business of Marconi plc which it acquired with effect from 1 April 2001) recorded a loss before tax of £41.8 million (which includes an exceptional writedown of fixed assets of £23.1 million) on turnover of £11.1 million. The majority of such turnover was derived from companies outside the Marconi Group, including global equipment providers. As at 31 March 2001, the net book value of the fixed assets and inventory of the business was £15.6 million. Bookham will be acquiring the Optical Components Business free from all debt and other liabilities and any trade debtors or cash balances.

Since 31 March 2001, MOC has continued to incur trading losses at an increased level as a result of a reduction in revenues and continued planned investment in research and development and other operating costs, and has absorbed cash at an increased level as a result of both operating cash outflows and a significant ongoing capital expenditure programme geared towards establishing the initial capabilities and manufacturing infrastructure for the Optical Components Business. The majority of this work is now complete. The cash requirements of MOC over this period have been met principally through funding from the Marconi Group.

Current Trading and Prospects

On 30 October 2001, the Company announced its third quarter results for the three months ended 30 September 2001, which showed revenues of £2.4 million, a 59 per cent. decline from £5.8 million in the second quarter of 2001 and a 69 per cent. decline compared with the third quarter of 2000. The net loss for the third quarter of 2001 was £13.6 million.

Since the third quarter results, the Company is continuing to experience demand for design-ins of new DWDM and access products from new and existing customers. The Company expects to announce its preliminary results for the year ended 31 December 2001 during early February 2002.

The Company believes that the Acquisition will enable the Enlarged Group to provide its customers with fuller solutions by offering sub-systems incorporating both active and passive optical functionality. The Directors believe that as a result of the Acquisition the revenue generating potential of the Enlarged Group will be enhanced over the next year.

Extraordinary General Meeting

The Acquisition is conditional, *inter alia*, on the approval of Shareholders at an Extraordinary General Meeting to be held at 10.00 a.m. on 31 January 2002 at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL. The Resolution, which will be proposed as an ordinary resolution, is to approve the Acquisition.

Shareholders are entitled to attend the Extraordinary General Meeting and vote on the Resolution. Shareholders will find enclosed a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you propose to attend the Extraordinary General Meeting, you are requested to complete and return the Form of Proxy in accordance with the instructions printed on it as soon as possible. The completion and return of a Form of Proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so. The Form of Proxy should be returned to **Capita IRG plc, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TU so as to arrive as soon as possible and in any event before 10.00 a.m. on 29 January, 2002.**

Recommendation

The Directors, who have received financial advice from Lehman Brothers, consider the Acquisition to be in the best interests of the Company and Shareholders as a whole. In providing advice to the Board, Lehman Brothers has placed reliance upon the Directors' commercial assessment of the Acquisition.

Accordingly, the Directors unanimously recommend you to vote in favour of the Resolution as they intend to do so in respect of their own beneficial holdings amounting to 29,496,878 Ordinary Shares (representing approximately 22.66 per cent. of the current issued share capital of the Company). Andrew Rickman has undertaken to MOC and Marconi Corporation plc to exercise or procure the exercise at the Extraordinary General Meeting of the votes attaching to the 27,673,809 Ordinary Shares beneficially owned by him (representing approximately 21.26 per cent. of the current issued share capital of the Company).

Yours faithfully,

Andrew Rickman,

Chairman

PART II

ACCOUNTANTS' REPORT RELATING TO THE OPTICAL COMPONENTS BUSINESS

ERNST & YOUNG
Apex Plaza
Reading
RG1 1YE

The Directors,
Bookham Technology plc
90 Milton Park
Abingdon
Oxfordshire
OX14 4RY

The Directors,
Lehman Brothers International (Europe)
One Broadgate
London
EC2M 7HA

14 January 2002

Dear Sirs

1. INTRODUCTION

We report on the financial information set out below relating to the optical components business of Marconi Optical Components Limited (the "Optical Components Business") for the three years ended 31 March 2001. This financial information has been prepared for inclusion in the circular dated 14 January 2002 of Bookham Technology plc, in connection with the proposed acquisition by Bookham Technology plc of the Optical Components Business. Whilst this report sets out the results, cash flows, assets and liabilities of the Optical Components Business, under the terms of the acquisition agreement only certain assets are to be acquired, free of all debt and other liabilities. Details of the assets to be acquired are set out in paragraph 8.18 below.

Marconi Optical Components Limited was incorporated on 12 January 1999 as a wholly owned subsidiary of The General Electric Company plc (now Marconi Corporation plc, a wholly owned subsidiary of Marconi plc ("Marconi")) with the name Redpath Limited. It changed its name to Marconi Technology Centre Limited on 2 February 1999, to Marconi Information and Technology Systems Limited on 25 February 1999, to Marconi Caswell Limited on 22 November 1999 and to Marconi Optical Components Limited ("MOC") on 12 October 2001. On 28 November 1999, MOC acquired the business, assets and liabilities of the optical components division of Marconi Electronic Systems Limited ("MES"), which was, at that time, a wholly owned subsidiary of Marconi. MOC had no trading activity prior to that date.

During the year ended 31 March 2001, Marconi established a new business designing, manufacturing and supplying optical amplifiers (the "Optical Amplifiers Business"). This business, which forms part of the Optical Components Business, was transferred to MOC, together with its operating assets and liabilities, with effect from 1 April 2001. Prior to that date, the Optical Amplifiers Business operated as a division of Marconi Applied Technologies Limited ("MAT"), a wholly owned subsidiary of Marconi.

Basis of Preparation

The financial information set out in paragraphs 2 to 8 is based on the audited financial statements of MOC for the period from 12 January 1999 to 31 March 2000 and for the year ended 31 March 2001, and divisional management accounts of MES and MAT for the relevant periods. The financial information has been prepared on the basis set out in paragraph 2, after making such adjustments as we considered necessary.

Responsibility

The financial statements of MOC are the responsibility of its directors who approved their issue. The divisional management accounts of MES and MAT are the responsibility of the respective directors of those companies.

The directors of Bookham Technology plc are responsible for the contents of the circular dated 14 January 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements of MOC and divisional management accounts of MES and MAT, to form an opinion on the financial information and to report our opinion to you.

Basis of Opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by Deloitte & Touche who audited the financial statements of MOC underlying the financial information. No audit opinion has previously been given either on the divisional management accounts of the Optical Components Business for the year ended 31 March 1999 and the period from 1 April 1999 to 27 November 1999, or on the divisional management accounts of the Optical Amplifiers Business for the year ended 31 March 2001. Our work also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial statements and divisional management accounts used to prepare the financial information and whether the accounting policies are appropriate to the circumstances of the Optical Components Business, have been consistently applied and are adequately disclosed.

In their report on the financial statements of MOC for the year ended 31 March 2001, the auditors referred to a matter of fundamental uncertainty relating to the preparation of the financial statements on a going concern basis. The auditors reported that the validity of this basis depended upon future funding being available to MOC. The financial statements of MOC for the year ended 31 March 2001 do not include any adjustments which would result from a failure to obtain such funding. Since Bookham Technology plc proposes to acquire the business, fixed assets and inventory (free from all debt and other liabilities) of the Optical Components Business and operate it as a going concern, the uncertainty surrounding the availability of funding to MOC as at 31 March 2001 is not relevant to the financial information within this report. In forming our opinion, we have considered the carrying value of fixed assets, in view of the prospects of the Optical Components Business and the terms of the proposed acquisition by Bookham Technology plc.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the circular dated 14 January 2002, a true and fair view of the state of affairs of the Optical Components Business as at the dates stated and of its losses, cash flows and recognised gains and losses for the periods then ended.

2. ACCOUNTING POLICIES

Accounting Convention

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

Basis of Preparation

The financial information in this report presents the results, cash flows, assets and liabilities of the Optical Components Business for the three years ended 31 March 2001, and has been prepared on the basis described below. The financial information has been prepared on a going concern basis.

The financial information for the year ended 31 March 1999 is based on the divisional management accounts of the Optical Components Business, which traded as a division of MES throughout that period.

The financial information for the year ended 31 March 2000 represents an aggregation of the audited financial statements of MOC for the period from 12 January 1999 to 31 March 2000 (which incorporate the results of the Optical Components Business for the period from 28 November 1999 to 31 March 2000) and the divisional management accounts of the Optical Components Business, which continued to trade as a division of MES until 27 November 1999.

The financial information for the year ended 31 March 2001 represents an aggregation of the audited financial statements of MOC for that period with the divisional management accounts of the Optical Amplifiers Business (which traded as a division of MAT) for the same period.

The divisional accounts used in the preparation of the financial information include the revenues, direct costs, operating assets and liabilities (including cash and borrowings) directly attributable to the Optical Components Business. The financial information does not include any tax credit in relation to losses arising prior to 27 November 1999, on the basis that the Optical Components Business formed only part of a taxable entity prior to that date.

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to third party customers during the period.

Turnover is recognised upon shipment or delivery of products or performance of services in accordance with the terms of sale.

The Optical Components Business uses the percentage-of-completion method, based on costs incurred and milestones accepted by the customer, for recognising revenues on research and development.

Research and Development Expenditure

Research and development expenditure is charged to the profit and loss account in the period in which the expenditure is incurred unless specifically chargeable to and receivable from customers under agreed contract terms.

Tangible Fixed Assets and Depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided to write off the cost of tangible fixed assets on a straight-line basis over their estimated useful economic lives as follows:

Freehold buildings	—	4% to 20% per annum
Leasehold property	—	over the period of the lease or 50 years for long leases
Plant and machinery	—	10% to 33.33% per annum
Fixtures, fittings, tools and equipment	—	20% to 25% per annum

No depreciation is provided for land or for assets in the course of construction.

The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Any impairment loss arising is charged to the profit and loss account.

Assets held under finance leases are included in tangible fixed assets and the present value of lease commitments is included within creditors.

Operating lease payments are charged to the profit and loss account on a straight line basis.

Stocks and Long Term Contracts

Stocks and contracts in progress are valued at the lower of cost, including appropriate overheads, and estimated net realisable value.

Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Advance payments received from customers are shown as creditors unless there is a right of set-off against the value of work undertaken. Progress payments received are deducted from the value of the work carried out, any excess being included within payments received in advance.

Provisions are made for any losses incurred or expected to be incurred on uncompleted contracts.

Foreign Currency Translation

Balances denominated in foreign currencies are translated into reporting currencies at the rates ruling at the year end. Transactions in foreign currencies are translated into reporting currencies using average rates of exchange. Exchange differences are dealt with in the profit and loss account.

Deferred Taxation

The charge for taxation is based on the result for the year. A deferred tax asset or provision is established to the extent that it is likely that such an asset or liability will crystallise in the foreseeable future at the current rate of tax.

Pension Costs

The expected cost of providing pensions, as calculated periodically by independent actuaries, is charged to the profit and loss account so as to spread the cost over the expected average service lives of current employees.

Share Options Issued to Employees

A charge to the profit and loss account ("stock compensation expense") is made for the amount by which the fair market value of any share options issued to employees exceeds their respective exercise prices at the date of grant. These costs are recognised over the vesting period.

3. PROFIT AND LOSS ACCOUNTS

	Notes	Year ended 31 March		
		1999	2000	2001
		£000	£000	£000
Turnover	8.1	14,965	11,686	11,063
Operating loss before impairment of tangible fixed assets		(2,605)	(8,691)	(19,027)
Impairment of tangible fixed assets		—	—	(23,079)
Operating loss	8.2	(2,605)	(8,691)	(42,106)
Net interest receivable/(payable)	8.6	31	(4)	330
Loss on ordinary activities before taxation		(2,574)	(8,695)	(41,776)
Tax credit on loss on ordinary activities	8.7	—	1,486	4,170
Retained loss for the period	8.16	(2,574)	(7,209)	(37,606)

All amounts are in respect of continuing operations.

There were no recognised gains or losses in the above periods other than the loss for the relevant period. Accordingly, no statement of total recognised gains and losses has been presented.

4. RECONCILIATION OF SHAREHOLDERS' FUNDS

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Total recognised losses	(2,574)	(7,209)	(37,606)
Retained in MES	2,574	3,247	—
Retained in MAT	—	—	1,290
Equity shareholders' funds at start of period	—	—	(3,962)
Equity shareholders' funds at end of period	—	(3,962)	(40,278)

5. BALANCE SHEETS

	Notes	1999	2000	2001
		Year ended 31 March		
		£000	£000	£000
FIXED ASSETS				
Tangible assets	8.8	9,548	8,035	10,808
CURRENT ASSETS				
Stocks and contracts in progress	8.9	2,113	1,256	4,792
Debtors	8.10	4,449	4,107	9,465
Cash at bank and in hand		2,180	664	309
		8,742	6,027	14,566
CREDITORS: amounts falling due within one year	8.11	(17,032)	(16,950)	(64,943)
NET CURRENT LIABILITIES		(8,290)	(10,923)	(50,377)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,258	(2,888)	(39,569)
PROVISION FOR LIABILITIES AND CHARGES	8.13	(1,258)	(1,074)	(709)
		—	(3,962)	(40,278)
CAPITAL AND RESERVES				
Called up share capital	8.15	—	—	—
Profit and loss account	8.16	—	(3,962)	(40,278)
Equity shareholders' deficit		—	(3,962)	(40,278)

6. STATEMENT OF CASH FLOWS

	Notes	1999	2000	2001
		Year ended 31 March		
		£000	£000	£000
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	8.17	2,887	(4,415)	(7,998)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE				
Interest received		31	—	330
Interest paid		—	(4)	—
		31	(4)	330
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT				
Payments to acquire tangible fixed assets		(2,349)	(4,212)	(28,662)
Receipts from sales of tangible fixed assets		270	3,310	219
		(2,079)	(902)	(28,443)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING		839	(5,321)	(36,111)
FINANCING				
New group loans	8.17	—	—	11,992
Repayment of group loan	8.17	(3,000)	(741)	—
		(3,000)	(741)	11,992
DECREASE IN CASH/INCREASE IN OVERDRAFT	8.17	(2,161)	(6,062)	(24,119)

7. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Decrease in cash	(2,161)	(1,516)	(355)
Increase in overdraft	—	(4,546)	(23,764)
	(2,161)	(6,062)	(24,119)
Cash outflow from repayment of loans	3,000	741	—
Cash inflow from loans	—	—	(11,992)
Movement in net debt resulting from cash flows	839	(5,321)	(36,111)
Other movements – retained within MES/MAT	2,574	3,247	1,290
Net debt at start of period	(12,721)	(9,308)	(11,382)
Net debt at end of period	(9,308)	(11,382)	(46,203)

8. NOTES TO THE FINANCIAL INFORMATION

8.1 TURNOVER AND SEGMENTAL ANALYSIS

Turnover represents the amounts derived from the provision of goods and services which fall within the ordinary activities of the Optical Components Business, stated net of value added tax.

The Optical Components Business operates in two principal areas of activities: funded research and development and the manufacture of components for either research purposes or for commercial use. All assets of the Optical Components Business were located in the United Kingdom throughout the period.

Turnover is analysed below by market sector and geographical area:

Market Sector

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Funded research and development	6,305	2,109	1,414
Component sales	8,660	9,577	9,649
	14,965	11,686	11,063

Geographical Area

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Sales to third parties by destination:			
United Kingdom	10,972	8,186	8,394
European Union (excluding United Kingdom)	2,517	1,230	959
United States of America	977	2,149	1,328
Other	499	121	382
	14,965	11,686	11,063

8.2 OPERATING LOSS

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Turnover	14,965	11,686	11,063
Own work capitalised	52	59	98
Other operating income	216	108	256
	15,233	11,853	11,417
(Increase)/decrease in stocks of finished goods and work in progress	203	386	(1,093)
Raw materials and consumables	3,278	3,292	9,343
Staff costs	9,247	11,006	12,477
Depreciation	2,365	2,415	25,670
Cost of hire of plant	112	115	147
Other external and operating charges	2,633	3,330	6,979
	17,838	20,544	53,523
Operating loss arising	(2,605)	(8,691)	(42,106)

This is stated after charging:

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Research and development expenditure	2,318	1,607	13,235
Depreciation of owned assets	2,365	2,415	25,670
Operating lease rentals – land and buildings	9	10	39
Auditors' remuneration – audit services	—	15	14

The depreciation charge for the year ended 31 March 2001 includes an exceptional amount of £23,079,000 in respect of the impairment of tangible fixed assets.

8.3 EXCEPTIONAL COSTS

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Recognised in arriving at operating profit:			
Redundancy costs	—	280	—
Other reorganisation	226	2,811	—
Year 2000	—	1,208	—
Impairment of tangible fixed assets	—	—	23,079
	226	4,299	23,079

8.4 DIRECTORS' EMOLUMENTS AND INTERESTS

Directors' Remuneration and Pension Entitlements

The directors of MOC are remunerated for their services by Marconi plc and do not receive any emoluments for their services as directors of MOC. None of the directors of MOC is to transfer employment to Bookham in connection with the proposed acquisition of the business and assets of MOC.

Directorships

The directors of MOC from incorporation to 31 March 2001 were:

	Appointed	Resigned
R M Nominees Limited	12 January 1999	18 January 1999
Miss J C Polley	18 January 1999	
Mr. N C Porter	18 January 1999	
Mr. D H Reid	22 November 1999	30 March 2000

8.5 STAFF COSTS

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Wages and salaries	8,018	9,481	10,766
Social security costs	798	981	1,132
Other pension costs (note 8.19)	431	544	579
	9,247	11,006	12,477

The average monthly number of employees during the year was made up as follows:

	Year ended 31 March		
	1999	2000	2001
	No.	No.	No.
Research and development	138	104	119
Administration/support	108	130	119
Manufacturing	95	72	133
	341	306	371

All employees who are members of a pension plan are members of the GEC 1972 plan ("The Plan"), the principal pension fund of Marconi plc and its subsidiaries ("the Marconi Group"). The Plan is funded and is of the "defined benefit" type. Particulars of the most recent actuarial valuation are disclosed in note 8.19.

8.6 NET INTEREST RECEIVABLE/(PAYABLE)

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Interest payable and similar charges:			
Bank overdrafts	—	(4)	—
Interest receivable:			
Cash deposits	31	—	330
	31	(4)	330

Interest received in the year ended 31 March 2001 relates to cash deposits held during the year.

8.7 TAX ON LOSS ON ORDINARY ACTIVITIES

The taxation credit is made up as follows:

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Corporation tax	—	1,162	4,494
Deferred taxation (note 8.13)	—	324	(324)
	—	1,486	4,170

The corporation tax credit represents group relief receivable which is payable by other undertakings within the Marconi Group.

8.8 TANGIBLE FIXED ASSETS

	Freehold property	Plant and machinery	Fixtures and fittings, tools and equipment	Payments on account and assets under construction	Total
	£000	£000	£000	£000	£000
Cost or valuation:					
At 1 April 1999	4,848	26,001	1,962	—	32,811
Additions	45	3,025	577	565	4,212
Disposals	(65)	(1,657)	(281)	—	(2,003)
Transfers intra-group	—	(2,998)	(25)	—	(3,023)
At 1 April 2000	4,828	24,371	2,233	565	31,997
Additions	4,123	23,338	670	531	28,662
Completed construction	—	565	—	(565)	—
Disposals	—	(3,169)	(137)	—	(3,306)
Transfers intra-group	—	(179)	(105)	—	(284)
At 31 March 2001	8,951	44,926	2,661	531	57,069
Depreciation:					
At 1 April 1999	2,044	19,795	1,424	—	23,263
Provided during the year	255	1,892	268	—	2,415
Disposals	(16)	(1,392)	(249)	—	(1,657)
Transfers intra-group	—	(45)	(14)	—	(59)
At 1 April 2000	2,283	20,250	1,429	—	23,962
Provided during the year	1,619	22,805	1,246	—	25,670
Disposals	—	(3,027)	(125)	—	(3,152)
Transfer intra-group	—	(146)	(73)	—	(219)
At 31 March 2001	3,902	39,882	2,477	—	46,261
Net book value at 31 March 2001	5,049	5,044	184	531	10,808
Net book value at 1 April 2000	2,545	4,121	804	565	8,035
Net book value at 1 April 1999	2,804	6,206	538	—	9,548

8.9 STOCKS AND CONTRACTS IN PROGRESS

	At 31 March	
	2000	2001
	£000	£000
Raw materials and bought out components	79	246
Work in progress	983	4,455
Long-term contract work in progress	194	91
	1,256	4,792

8.10 DEBTORS

	At 31 March	
	2000	2001
	£000	£000
Amounts receivable within one year:		
Trade debtors	1,564	1,361
Amounts recoverable on contracts	14	—
Amounts owed by group undertakings (note 8.20)	657	1,416
Other debtors	210	655
Prepayments and accrued income	176	377
Group relief receivable	1,162	5,656
Deferred taxation (note 8.13)	324	—
	4,107	9,465

8.11 CREDITORS: amounts falling due within one year

	At 31 March 2000 £000	At 31 March 2001 £000
Bank overdraft	4,546	28,310
Payments received in advance	924	884
Trade creditors	2,365	11,790
Amounts owed to group undertakings (note 8.20)	92	1,029
Accruals and deferred income	1,523	4,623
Loans from group undertakings	7,500	18,202
Other creditors	—	105
	16,950	64,943

The overdraft and loans from group undertakings are repayable on demand and do not bear interest.

8.12 OBLIGATIONS UNDER LEASES

Annual commitments under non-cancellable operating leases are as follows:

Land and Buildings	At 31 March 2000 £000	At 31 March 2001 £000
Operating leases which expire:		
Within one year	—	5
In two to five years	36	24
	36	29

8.13 PROVISIONS FOR LIABILITIES AND CHARGES

Provisions for liabilities and charges relate primarily to provisions for future losses on long-term contracts.

	£000
At 1 April 1999	1,258
Charged	753
Released	(235)
Utilised	(702)
At 1 April 2000	1,074
Charged	440
Released	(476)
Utilised	(329)
At 31 March 2001	709

Deferred taxation provided and the amounts not provided are as follows:

	Provided		Not provided	
	At 31 March			
	2000	2001	2000	2001
	£000	£000	£000	£000
Capital allowances in advance of depreciation	(166)	—	—	—
Other timing differences	(158)	—	—	—
	(324)	—	—	—

Movements in the deferred tax asset/(liability) are as follows:

	£000
At 1 April 1999	—
Credit (note 8.7)	324
At 1 April 2000	324
Charge (note 8.7)	(324)
At 31 March 2001	—

8.14 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The financial instruments of the Optical Components Business comprise cash, overdrafts, loans from group undertakings, foreign currency forward exchange contracts, and various items such as debtors and creditors that arise directly from its operations.

The Optical Components Business uses foreign currency forward exchange contracts to manage currency risk exposure. It is its policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of hedging identified exposures of the Optical Components Business.

The main risks arising from the financial instruments of the Optical Components Business are the interest rate risk and the foreign currency risk.

Interest rate risk

The Optical Components Business finances its operations through a mixture of shareholders' funds, working capital and loans from group undertakings. The Optical Components Business monitors its interest rate risk primarily through cash flow forecasting.

Foreign currency risk

The principal exposure of the Optical Components Business to currency risk arises from sales and purchases made in US dollars and Euros. The foreign currency management policy of the Optical Components Business seeks to minimise the impact of fluctuations in exchange rates on future cash flows through hedging foreign transaction exposures at the time the exposure is identified through use of forward exchange contracts.

Short term debtors and creditors have been excluded from all disclosures below except for those in relation to currency profiles.

(a) Currency and interest rate risk profile of financial assets and liabilities.

The currency and interest rate profile of the financial assets and liabilities of the Optical Components Business were:

	31 March 1999		
	Total	Fixed rate	Non-interest bearing
	£000	£000	£000
Sterling	(9,726)	1,762	(11,488)
US dollars	170	170	—
Euros	248	248	—
Total	(9,308)	2,180	(11,488)
Analysed between:			
Cash	2,180		
Group loans	(11,488)		
	(9,308)		

	31 March 2000		
	Total	Fixed rate	Non-interest bearing
	£000	£000	£000
Sterling	(12,046)	—	(12,046)
US dollars	135	135	—
Euros	529	529	—
Total	(11,382)	664	(12,046)
Analysed between:			
Cash	664		
Overdrafts	(4,546)		
Group loans	(7,500)		
	(11,382)		

	31 March 2001		
	Total	Fixed rate	Non-interest bearing
	£000	£000	£000
Sterling	(46,512)	—	(46,512)
US dollars	255	255	—
Euros	54	54	—
Total	(46,203)	309	(46,512)
Analysed between:			
Cash	309		
Overdrafts	(28,310)		
Group loans	(18,202)		
	(46,203)		

The weighted average interest rate of the fixed rate financial assets was 0 per cent. at 31 March 2001, (2000: 0 per cent., 1999: 0 per cent.). The weighted average period for which interest rates were fixed was 1 day at 31 March 2001 (2000: 1 day, 1999: 1 day).

(b) Currency exposures

The table below shows the currency exposures of the Optical Components Business, in other words those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Optical Components Business that are not denominated in the functional currency of the Optical Components Business in Sterling.

	US dollar	Euro	Total
	£000	£000	£000
31 March 1999	403	1,257	1,660
31 March 2000	164	1,272	1,436
31 March 2001	(1,792)	1,082	(710)

(c) Fair values of financial assets and liabilities

With the exception of forward exchange contracts, in the opinion of the directors of MOC, there was no difference between the fair value of the financial instruments and their carrying value.

Forward foreign currency contracts:

	Book value	Fair value
	£000	£000
31 March 1999	—	17
31 March 2000	—	(130)
31 March 2001	—	(59)

Market values have been used to determine the fair value of forward foreign currency contracts.

(d) Borrowing facilities

At 31 March 2001 the Optical Components Business had no undrawn committed borrowing facilities. (2000: nil, 1999: nil).

(e) Gains and losses on hedges

The Optical Components Business enters into forward exchange contracts to eliminate the currency exposure arising on sales denominated in foreign currencies as soon as there is a firm contractual commitment. All amounts remain unrecognised until the contracts are crystallised. An analysis of these unrecognised gains and losses is as follows:

	Gains	Losses	Total net gains/ (losses)
	£000	£000	£000
Unrecognised gains and losses at:			
31 March 1999	30	(13)	17
31 March 2000	6	(136)	(130)
31 March 2001	28	(87)	(59)

All gains and losses are expected to crystallise within 12 months of the balance sheet date.

8.15 SHARE CAPITAL

Details of the authorised and issued share capital of MOC are set out below:

Authorised	At 31 March 1999	2000	2001
	£	£	£
1,000 ordinary shares of £1 each	1,000	1,000	1,000

Allotted, called up and fully paid	At 31 March 1999	2000	2001
	£	£	£
2 ordinary shares of £1 each	2	2	2

8.16 RESERVES

	Profit and loss account
	£000
At 1 April 1998	—
Retained loss for the year	(2,574)
Retained within MES	2,574
At 1 April 1999	—
Retained loss for the year	(7,209)
Retained within MES	3,247
At 1 April 2000	(3,962)
Retained loss for the year	(37,606)
Retained within MAT	1,290
At 31 March 2001	(40,278)

8.17 NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of operating profit to net cash inflow/(outflow) from operating activities

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Operating loss	(2,605)	(8,691)	(42,106)
Depreciation	2,365	2,415	25,670
Decrease/(Increase) in debtors	790	1,828	(1,188)
Decrease/(Increase) in stocks	250	857	(3,536)
Increase/(Decrease) in creditors	1,618	(640)	13,527
Increase/(Decrease) in provisions	469	(184)	(365)
Net cash inflow/(outflow) from operating activities	2,887	(4,415)	(7,998)

(b) Analysis of net debt

	At 1 April 1998	Cash flow	Other	At 31 March 1999
	£000	£000	£000	£000
Cash at bank and in hand	4,341	(2,161)	—	2,180
Loan from group undertaking	(17,062)	3,000	2,574	(11,488)
	(12,721)	839	2,574	(9,308)

	At 1 April 1999	Cash flow	Other	At 31 March 2000
	£000	£000	£000	£000
Cash at bank and in hand	2,180	(1,516)	—	664
Bank overdrafts	—	(4,546)	—	(4,546)
	2,180	(6,062)	—	(3,882)
Loan from group undertaking	(11,488)	741	3,247	(7,500)
	(9,308)	(5,321)	3,247	(11,382)

	At 1 April 2000	Cash flow	Other	At 31 March 2001
	£000	£000	£000	£000
Cash at bank and in hand	664	(355)	—	309
Bank overdrafts	(4,546)	(23,764)	—	(28,310)
	(3,882)	(24,119)	—	(28,001)
Loan from group undertaking	(7,500)	(11,992)	1,290	(18,202)
	(11,382)	(36,111)	1,290	(46,203)

8.18 ASSETS TO BE ACQUIRED

Under the terms of an agreement dated 17 December 2001, Bookham Technology plc is to acquire certain assets of MOC, free of all debt and other liabilities. As at 31 March 2001, the amounts included in the financial information in this report in respect of those asset categories to be acquired were as set out below:

	As at 31 March 2001
	£000
Tangible fixed assets	10,808
Stocks and contracts in progress	4,792
	15,600

8.19 PENSION COMMITMENTS

Pension plan assets are held in trustee-administered funds independent of the Marconi Group's finances. The principal pension scheme, the GEC 1972 plan ("the Plan") is open to all permanent UK employees of participating companies. Retirement benefits are primarily of the "defined benefit' type.

As a result of the separation of MES, the MES employees ceased to participate in the Plan and, on 6 April 2000, were transferred to a new BAE Systems pension scheme (the BAE Systems 2000 Pension Plan—the "BAE Plan") providing identical benefits to the Plan. A share of the Plan's assets were transferred to the corresponding new BAE Plan, proportional to the share of the total Plan's liabilities as at 6 April 2000 that were attributable to the MES members, based on actuarial calculations performed as at 6 April 2000.

In accordance with the Transaction Agreement relating to the separation of MES, an initial transfer value for MES members of the Plan amounting to £2,559 million has been paid. On finalisation of the transfer value as at 6 April 2000, the remaining amount will be transferred from the Plan.

The actuarial valuation as at 6 April 1999 was undertaken using the "projected unit" method. At the valuation date the members transferring to the BAE Plan were included in the valuation results. The main financial assumptions for assessing the funding position of the Plan adopted for the valuation were that the discount rate for pensioner liabilities was 5 per cent. and 6 per cent. per annum respectively, increases in pensionable earnings would average 5 per cent. per annum, the present and future pensions would increase at the rate of 3 per cent. per annum and State pensions by 3 per cent. per annum. The discount rate assumed in assessing the long-term employer contribution rate was 7.25 per cent. per annum.

The accumulated assets of the Plan were sufficient to fully finance the past service liabilities including provision for future inflation. The market value of the assets was £5.048 billion at the valuation date prior to the transfer of MES members referred to above. The actuary advised that, taking into account members' contributions of 3 per cent. and allowing for an average discount rate of 5.75 per cent., Marconi Group's contribution rate could be maintained at the current level of 6.6 per cent. of pensionable salaries until the next actuarial valuation due as at 6 April 2002.

In connection with the acquisition of the Optical Components Business the transferring employees will be eligible to join the Bookham defined contribution pension scheme.

8.20 RELATED PARTY TRANSACTIONS

During each period the Optical Components Business entered into transactions, in the ordinary course of business, with companies within the Marconi Group (prior to 28 November 1999, the GEC group). Transactions entered into and trading balances outstanding with respect to each period, were as follows:

	Sales to Related Party	Purchases from related Party	Amounts owed to related party	Amounts owed by related party
	£000	£000	£000	£000
Marconi Networks Limited				
1999	3,429	5,260	449	1,519
2000	2,558	638	92	657
2001	3,952	1,110	1,029	1,416
GEC plc				
1999	1,185	—	—	447
Marconi Applied Technologies Limited				
2001	—	1,350	—	—

All of the above companies are wholly owned subsidiaries of Marconi plc.

8.21 CAPITAL COMMITMENTS

Amounts contracted for but not provided in the accounts amounted to £18,939,000 at 31 March 2001, (2000: £7,939,000); (1999: £600,000).

8.22 FINANCIAL INFORMATION PRESENTED UNDER US GAAP

Statement of Operations

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Net revenues:			
Funded research and development	6,305	2,109	1,414
Component sales	8,660	9,577	9,649
	14,965	11,686	11,063
Costs and expenses:			
Cost of net revenues	(7,314)	(9,809)	(5,505)
Research and development	(2,318)	(1,607)	(13,235)
Impairment loss	—	—	(23,079)
Selling, general and administrative	(8,154)	(9,069)	(11,551)
Other operating income	216	108	256
Total costs and expenses	(17,570)	(20,377)	(53,114)
Operating loss	(2,605)	(8,691)	(42,051)
Other income/(expense)	31	(4)	330
Loss before income taxes	(2,574)	(8,695)	(41,721)
Income taxes	—	1,486	4,170
Net loss after income taxes	(2,574)	(7,209)	(37,551)

Balance Sheet

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Assets			
Current assets:			
Cash and cash equivalents	2,180	664	309
Accounts receivable	4,325	2,235	2,250
Prepayments and accrued income	—	176	741
Inventories	2,113	1,256	4,792
Prepaid expenses and other current assets	124	1,696	6,474
Total current assets	8,742	6,027	14,566
Property and equipment	9,548	8,035	10,808
	18,290	14,062	25,374
Liabilities and Shareholders' equity			
Current liabilities:			
Short-term borrowings	—	4,546	28,310
Accounts payable	3,691	2,365	11,790
Accruals and deferred income	692	2,447	5,452
Other current liabilities	12,649	7,592	19,336
Total current liabilities	17,032	16,950	64,888
Long term obligations	1,258	1,074	709
Shareholders' deficit	—	(3,962)	(40,223)
	18,290	14,062	25,374

UK/US GAAP Profit and Loss Account Reconciliation

The principal differences between the accounting policies of the Optical Components Business under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below:

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Loss on ordinary activities before taxation under UK GAAP	(2,574)	(8,695)	(41,776)
National Insurance on stock options	—	—	55
Loss before income taxes under US GAAP	(2,574)	(8,695)	(41,721)

UK/US GAAP Balance Sheet Reconciliation

	Year ended 31 March		
	1999	2000	2001
	£000	£000	£000
Shareholders' funds under UK GAAP	—	(3,962)	(40,278)
National Insurance on stock options	—	—	55
Shareholders' funds under US GAAP	—	(3,962)	(40,223)

National Insurance on stock options

Under UK GAAP, provision is made for UK National Insurance liabilities on a straight-line basis over the vesting period of the options and as re-measured at each period end thereafter until the options have been exercised. Under US GAAP the National Insurance provision is recognised when options are exercised. in accordance with EITF 00-16, "Recognition and Measurement of Employer Payroll Taxes and Employee Stock-based Compensation".

8.23 AUDITORS OF THE FINANCIAL STATEMENTS UNDERLYING THE FINANCIAL INFORMATION

The financial statements of MOC for the period ended 31 March 2000 and the year ended 31 March 2001 were audited by Deloitte & Touche, London. As described above, the audit report in respect of the year ended 31 March 2001 contained a statement in relation to a matter of fundamental uncertainty. The opinion given was not qualified in this respect.

Yours faithfully

Ernst & Young LLP

PART III

THE ACQUISITION AGREEMENT

The Acquisition Agreement

Pursuant to the Acquisition Agreement, the Company has agreed, subject to certain conditions, to purchase the business and assets of Marconi Optical Components Limited, a wholly owned subsidiary of Marconi plc. As at 31 March 2001, the net book value of the fixed assets and inventory of the Optical Components Business was £15.6 million. The Company will acquire the Optical Components Business free from all debt and other liabilities and any trade debtors or cash balances. The consideration for the Acquisition will, subject to Completion, be the issue by the Company of 12,891,000 fully paid Ordinary Shares to MOC.

As part of the Acquisition, Marconi Communications, Inc., a wholly owned subsidiary of Marconi plc, has agreed to enter in to a supply agreement to purchase a minimum of £30 million of components from the Enlarged Group for incorporation into certain Marconi Group products over the next 18 months (subject to certain performance and capacity terms).

Marconi Corporation plc has guaranteed to the Company the obligations of MOC under the Acquisition Agreement and the minimum purchase commitment of Marconi Communications, Inc. under the Supply Agreement. The Company received warranties, usual for a transaction of this nature, from MOC and itself gave limited warranties to MOC and Marconi Corporation plc relating to the Company's authority to enter into the Acquisition Agreement and the accuracy of public statements made in connection with the Acquisition. The Company also gave indemnities to MOC, and received indemnities from MOC, typical for a transaction of this nature. In addition, Marconi Corporation plc has entered into certain non-compete obligations with Bookham, which last for 30 months from Completion. MOC will continue to supply transitional services to the Optical Components Business for up to 6 months following Completion to allow a smooth transition to Bookham.

Conditions to the Acquisition

Completion of the Acquisition will be subject to the following conditions:

- the passing at the Extraordinary General Meeting of the Resolution;
- there not having occurred and not being outstanding as at the date of the Extraordinary General Meeting a material adverse change specifically affecting the Marconi Group (taken as a whole), but not the sector, market or economy generally, as a result of which Marconi Communications, Inc. and Marconi Communications plc (as guarantor of Marconi Communications, Inc.'s obligations under the Supply Agreement) would not be able to meet its minimum payment obligations under the Supply Agreement detailed above; and
- Admission of the Consideration Shares.

Orderly Market

MOC, which is remaining part of the Marconi Group, has agreed, subject to the provisions set out in the remainder of this paragraph, not to dispose of any of the Consideration Shares for a period of six months from the date of allotment of the Consideration Shares. MOC shall be entitled to dispose of Consideration Shares at any time if the number of Consideration Shares being disposed of does not exceed 20% of the average daily trading volume in the Ordinary Shares over the previous 20 trading days, provided that the total number of Consideration Shares disposed of does not exceed 2,100,000 in each of the three month period immediately following Completion and the three month period thereafter.

Settlement, Listing and Dealings

Settlement

The Consideration Shares will be in registered form and will be capable of being held in certificated or uncertificated form. Upon Completion, the Company will (subject to MOC complying with all its obligations under the Acquisition Agreement) allot and issue the Consideration Shares to MOC credited as fully paid.

Listing and Dealings

Application will be made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading. It is expected that Admission of the Consideration Shares will become effective, and that trading on the London Stock Exchange in the Consideration Shares will commence, as soon as practicable following their issue pursuant to the terms of the Acquisition Agreement.

The Ordinary Shares are currently traded on the London Stock Exchange. American Depositary Shares, each representing one Ordinary Share, are quoted on the Nasdaq National Market.

PART IV

ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Names of Directors

The Directors of the Company are as follows:

Andrew Rickman, *Chairman*
Giorgio Anania, *President and Chief Executive Officer*
Lori Holland, *Non-executive Director*
Jack St Clair Kilby, *Non-executive Director*
W. Arthur Porter, *Non-executive Director*
Robert Rickman, *Non-executive Director*
David Simpson, *Non-executive Director*

The business address of the Directors is 90 Milton Park, Abingdon, Oxfordshire, OX14 4RY.

3. Incorporation

The Company was incorporated under the Companies Act 1985 and registered in England and Wales on 22 September 1988 as a private company limited by shares with the name Coleslaw 145 Limited and with registered number 2298887. On 14 December 1988 the Company's name was changed to Bookham Technology Limited. On 16 March 2000 the Company re-registered as a public company with the name Bookham Technology plc.

4. Directors' and Other Interests

4.1 The following table sets forth information with respect to the beneficial ownership of Ordinary Shares as of 11 January 2002 (being the latest practicable date prior to publication of this document) by:

- each Director of Bookham, or any connected person within the meaning of section 346 of the Act; and
- each person who is known by Bookham to own beneficially more than three per cent. of the outstanding Ordinary Shares.

Ordinary Shares subject to options currently exercisable, or exercisable within 60 days of the date of this document, are deemed outstanding for purposes of computing, for the following table, the percentage of Ordinary Shares owned by the person holding such options. Unless otherwise indicated in the footnotes to the following table, the following persons have sole vesting and sole investment control with respect to the Ordinary Shares they beneficially own.

The percentage of beneficial ownership for each Shareholder is based on 130,160,413 Ordinary Shares outstanding as of 11 January 2002 (being the latest practicable date prior to publication of this document) and 143,051,413 Ordinary Shares outstanding after the Acquisition.

Name of Beneficial Owner	Number of Ordinary Shares	Number of Options Exercisable	Percentage of Ordinary Shares Beneficially Owned	
			Prior to the Acquisition	After the Acquisition
Directors:				
Andrew Rickman[1]	27,673,809	—	21.26	19.35
Giorgio Anania	237,630	700,000	0.72	0.65
Lori Holland	—	396,826	0.30	0.28
Jack St Clair Kilby	—	116,346	0.09	0.08
W Arthur Porter	—	307,613	0.24	0.21
Robert Rickman[2]	1,148,878	140,488	0.99	0.90
David Simpson	436,561	474,088	0.70	0.63
Three Per Cent. Shareholders (other than Directors):				
Nichola Rickman[3]	27,673,809		21.26	19.35
Rickman 1998 Accumulation and Maintenance Settlement Trust	9,000,000		6.91	6.29
CGNU plc[4]	5,087,149		3.91	3.56
Scientific-Atlanta Strategic Investments, L.L.C.	4,173,913		3.21	2.92
3i Group plc	4,138,475		3.18	2.89

(1) Includes 9,945,600 Ordinary Shares held by Nichola Rickman, the wife of Andrew G. Rickman, and 9,000,000 Ordinary Shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust of which Andrew G. Rickman is a trustee.

(2) Includes 999,000 Ordinary Shares held by Marion Rickman, the wife of Robert J. Rickman.

(3) Includes: (a) 8,728,209 Ordinary Shares held by Andrew G. Rickman, the husband of Nichola Rickman and (b) 9,000,000 Ordinary Shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust, of which Nichola Rickman is a trustee.

(4) Includes (a) 2,859,909 Ordinary Shares held by BNY Norwich Union Nominees Ltd, (b) 982.741 Ordinary Shares held by Chase GA Group Nominees Ltd, (c) 1,211,919 Ordinary Shares held by CUIM Nominee Ltd and (d) 32,580 Ordinary Shares held by RBSTB Nominees Ltd.

4.2 Save as disclosed above, none of the Directors or their immediate families or any person connected with a Director within the meaning of section 346 of the Act which would, if the connected person were a Director, be required to be notified in compliance with the Act, and the existence of which is known to or could with reasonable diligence be ascertained by the Director had, at 11 January 2002 (the latest practicable date prior to the publication of this document) or will have, so far as the Directors are aware, immediately following the Acquisition becoming unconditional, any interest (beneficial or non-beneficial) in the Ordinary Shares, which interest will then be required to be notified to Bookham pursuant to section 324 or section 328 of the Act or entered in the register maintained by Bookham under the provisions of section 325 of the Act.

4.3 No Director has had any interest, direct or indirect, in any transaction which is unusual in its nature or conditions or significant in relation to the business of Bookham and which was effected during the current or immediately preceding financial year or which was effected during any earlier financial year and which remains in any respect outstanding or unperformed.

4.4 The details regarding the Directors' (other than Giorgio Anania's) service agreements have not changed since the publication of the listing particulars relating to the Company issued on 27 March 2000 save in respect of Directors' emoluments, notice provisions and termination of the consultancy agreement with David Simpson. The Company and Andrew Rickman agreed on 23 July 2001 (effective from 14 February 2001) to amend Dr. Rickman's service agreement so that the notice period to be given by the Company to terminate Dr. Rickman's appointment is not less than 12 months rather than not less than 24 months. Since 27 March 2000, the salary of Andrew Rickman has been increased from £139,320 to £200,000 per annum. The consultancy agreement with David Simpson has been terminated following which the Company entered into a letter of engagement with David Simpson on 1 August 2000 which sets out the terms of his appointment as a non-executive Director. Mr. Simpson's appointment can be terminated by the Company or Mr. Simpson on not less than 6 months notice, subject to the right of the Company to terminate earlier in certain usual circumstances. Mr. Simpson's fees are $3,000 per annum plus a further fee of $1,500 for each Board meeting he attends. Mr. Simpson is also entitled to reimbursement of expenses for reasonable travelling and accommodation expenses incurred for the purpose of attending Board meetings.

The Company entered into a service agreement with Giorgio Anania, the Chief Executive Officer of the Company, on 23 July 2001, (effective from 14 February 2001) which provides for his appointment as Chief Executive Officer and as a Director. Dr. Anania's employment can be terminated at any time by the Company or Dr. Anania on not less than 12 months notice, subject to the Company having the right to terminate earlier in certain usual circumstances. Dr. Anania's salary is £168,000 per annum, and he is entitled to receive a discretionary bonus, company car, a pension contribution of £15,120 per annum and private medical insurance. Dr. Anania's service agreement requires him to work full time for the Company. The agreement includes post-termination restrictions for a period of one year which restricts him from soliciting the Company's employees and soliciting or dealing with the Company's customers during that period.

Following Completion, there will be no variation of the emoluments of any Director.

5. Litigation Relating to Bookham

Other than is set out in this section 5, neither the Company, nor any of its subsidiaries is, or has been, engaged in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Company is aware, which may have, or has had during the twelve months prior to the date hereof, a significant effect on the Company's financial position.

On 7 November 2001, a class action complaint was filed against the Company and others in the United States District Court for the Southern District of New York. The complaint names as defendants the Company; Goldman, Sachs & Co. and FleetBoston Robertson Stephens Inc., two of the underwriters of the Company's initial public offering in April 2000 (the "Underwriters"); and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, each of whom was an officer and/or Director at the time of the initial public offering. The complaint asserts claims under certain provisions of the securities laws of the United States.

The complaint alleges, among other things, that the prospectus for the Company's initial public offering was materially false and misleading in describing the compensation to be earned by the Underwriters in connection with the offering, and in not disclosing certain alleged arrangements among the Underwriters and initial purchasers of Ordinary Shares from the Underwriters. The complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold Ordinary Shares), costs, attorneys' fees, experts' fees, interest and other expenses. The Company believes it has meritorious defences and indemnification rights to such claims and therefore believes that such claims will not have a material effect on the Company.

6. Litigation Relating to the Optical Components Business

The Optical Components Business, is not, and has not been, engaged in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Directors are aware, which may have, or has had during the twelve months prior to the date hereof, a significant effect on the Optical Components Business's financial position.

7. Material Contracts Relating to Bookham

7.1 Except as disclosed in section 7.2:

(a) no contracts other than contracts entered into in the ordinary course of business, or contracts that have been made available for inspection within the last two years and which are available for inspection as set out in section 13 below have been entered into by any member of the Group within the two years immediately preceding the date of this document which are, or may be, material; and

(b) no contracts have been entered into by any member of the Group, not being contracts entered into in the ordinary course of business, which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

7.2 Various subscription and registration rights agreements, an engagement letter with Goldman Sachs, an underwriting agreement and a deposit agreement have all been made available for inspection within the last two years. The underwriting agreement and the deposit agreement were summarised in the supplementary listing particulars relating to the Company issued on 11 April 2000. The other documents were summarised in the listing particulars relating to the Company issued on 27 March 2000. All of these documents are available for inspection as set out in section 13 below. In addition the following agreements have been entered into otherwise than in the ordinary course of business:

(a) On 19 September 2000 the Company entered into an underwriting agreement with Goldman Sachs International and others with respect to 14,272,271 Ordinary Shares being offered in a follow-on offering by the Company and certain selling Shareholders. Subject to the conditions contained in the underwriting agreement, each underwriter severally agreed to procure purchasers for or, failing which, to purchase the number of Ordinary Shares being offered. The underwriters received underwriting commissions of $21,836,575.

The Company and the selling Shareholders agreed to indemnify the several underwriters against certain liabilities, usual for a transaction of this nature;

(b) On 25 January 2001 the Company, Bookham Acquisition Inc. and Bookham Exchange Inc. (both subsidiaries of the Company) entered into an acquisition agreement with Measurement Microsystems A-Z Inc. and the shareholders of Measurement Microsystems A-Z Inc. to acquire Measurement Microsystems A-Z Inc.

Under the terms of the agreement, Bookham Acquisition Inc. acquired all of the outstanding common shares of Measurement Microsystems A-Z Inc. The total acquisition consideration will be no more than $47.5 million, of which $10 million was paid in cash and the remainder will be satisfied by the issue of a maximum of 2,108,957 new Ordinary Shares, depending on the satisfactory completion of specific technical and business-based milestones. On completion of the acquisition of Measurement Microsystems A-Z, Inc. 1,405,971 Ordinary Shares were issued. On 25 July 2001 253,075 Ordinary Shares were issued under the first milestone and 168,717 Ordinary Shares were issued under the second milestone. The date of the third milestone is 25 July 2002 and the maximum number of Ordinary Shares available for issue under that milestone is 281,194. The terms of any warranties and indemnities entered into in this agreement were not unusual for a transaction of this nature; and

(c) The Acquisition Agreement, details of which are set out in Part III of this document.

8. Material contracts relating to the Optical Components Business

8.1 Except as disclosed in section 8.2:

(a) no contracts other than contracts entered into in the ordinary course of business, have been entered into by the Optical Components Business within the two years immediately preceding the date of this document which are, or may be, material; and

(b) no contracts have been entered into by any member of the Optical Components Business, not being contracts entered into in the ordinary course of business, which contains any provision under which any member of the Optical Components Business has any obligation or entitlement which is material to the Optical Components Business as at the date of this document.

8.2 The following agreements have been entered into otherwise than in the ordinary course of business, in each case the terms of any warranties and indemnities were not unusual for transactions of this nature:

(a) On 15 October 2001, MOC entered into an agreement for the purchase of the business and assets of the optical amplifier business of Marconi Applied Technologies Limited (with effect from 1 April 2001). Under the terms of the agreement the business and assets were purchased for a consideration of £4,323,000 which was paid upon completion.

(b) On 15 October 2001, MOC entered into a service agreement with Marconi Applied Technologies Limited whereby Marconi Applied Technologies Limited agreed to provide MOC with various services relating to facilities available for use by MOC including, inter alia, engineering, environmental test labs, product management systems and information technology. Under the terms of the service agreement MOC is invoiced monthly in arrears by Marconi Applied Technologies Limited for the fees payable for the services provided.

9. Consents

9.1 Lehman Brothers has given and has not withdrawn its written consent to the inclusion of the references to its name in the form and context in which they are included.

9.2 Ernst & Young LLP has given and has not withdrawn its written consent to the inclusion of the references to its name and to its report in Part II of this document in the form and context in which they are included.

10. Working Capital

In the opinion of the Directors the working capital available to the Enlarged Group is sufficient for the Enlarged Group's present requirements, that is, for at least the next 12 months from the date of publication of this document.

11. Significant Change relating to Bookham

There has been no significant change in the financial or trading position of the Bookham Group since 30 September 2001, being the date to which its most recent unaudited quarterly results were published.

12. Significant Change relating to the Optical Components Business

Save as disclosed in the "Information on MOC" section in Part I on page 4 of this document, there has been no significant change in the financial or trading position of the Optical Components Business since 31 March 2001, being the date to which the Accountants' Report in Part II of this document has been prepared.

13. Documents Available for Inspection

Copies of the following documents may be inspected at the offices of Brobeck Hale and Dorr, Alder Castle, 10 Noble Street, London, EC2V 7QJ during usual business hours on any weekday (Saturdays, Sundays, public holidays excepted) from the date of this document until Completion:

13.1 the Memorandum and Articles of Association of Bookham;

13.2 the audited consolidated accounts of Bookham for each of the years ended 31 December 1998, 1999 and 2000;

13.3 the Accountants' Report of Ernst & Young LLP regarding the Optical Components Business set out in Part II of this document;

13.4 the listing particulars relating to the Company issued on 27 March 2000 and the supplementary listing particulars relating to the Company issued on 11 April 2000;

13.5 the statement of adjustments from Ernst & Young LLP dated 14 January 2002;

13.6 the service agreements and letters of engagement referred to in section 4.4 of this Part IV of this document;

13.7 the material contracts referred to in section 7 of this Part IV of this document;

13.8 the material contracts referred to in section 8 of this Part IV of this document; and

13.9 the written consents referred to in section 9 of this Part IV of this document.

14 January 2002

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Acquisition"	the proposed acquisition by Bookham of the Optical Components Business
"Acquisition Agreement"	the agreement dated 17 December 2001 between MOC, Marconi Corporation plc, and Bookham as summarised in Part III of this document
"Act"	the Companies Act 1985, as amended
"Admission"	the admission to the Official List and admission to trading on the London Stock Exchange of the Consideration Shares (as the case may be) becoming effective by the decision of the UK Listing Authority to admit such shares to listing, being announced in accordance with paragraph 7.1 of the Listing Rules, and by the announcement of the decision of the London Stock Exchange to admit such shares to trading, being announced in accordance with the London Stock Exchange Admission Standards
"American Depositary Shares"	the American Depositary Shares representing one Ordinary Share and evidenced by American Depositary Receipts quoted on the Nasdaq National Market
"Articles" or "Articles of Association"	the articles of association of the Company
"Company" or "Bookham"	Bookham Technology plc
"Completion"	completion of the Acquisition Agreement expected to be 1 February 2002
"Consideration Shares"	the 12,891,000 Ordinary Shares to be issued to MOC on Completion pursuant to the Acquisition Agreement, which will rank *pari passu* in all respects with the existing Ordinary Shares
"Director" or "Directors"	a director or the directors of Bookham
"DWDM"	dense wavelength division multiplexing
"Enlarged Group"	the Group, including the Optical Components Business
"Extraordinary General Meeting"	the extraordinary general meeting of Bookham to be convened at 10.00 a.m. on 31 January 2002 (and any adjournment thereof) for the purpose of approving the Acquisition
"Form of Proxy"	the form of proxy for use in relation to Extraordinary General Meeting
"Group"	Bookham and its subsidiary undertakings
"Lehman Brothers"	Lehman Brothers International (Europe)
"Listing Rules"	the listing rules made by the UK Listing Authority under the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"London Stock Exchange Admission Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and continuing requirements for, securities on the London Stock Exchange
"Marconi Group"	Marconi plc and its subsidiary undertakings
"MOC"	Marconi Optical Components Limited

"Official List"	the official list of UK listed securities maintained by the UK Listing Authority pursuant to the Financial Services and Markets Act 2000
"Optical Components Business"	the optical components business and assets of Marconi Optical Components Limited, a wholly owned subsidiary of Marconi Corporation plc
"Optionholders"	the holders of options granted under the Bookham share option schemes
"Ordinary Shares"	the ordinary shares of ⅓ p each in the capital of Bookham
"£" and "p"	the lawful currency of the UK
"Resolution"	the resolution to be proposed at the Extraordinary General Meeting to approve the Acquisition
"Shareholders"	shareholders of the Company
"Supply Agreement"	the supply agreement to be entered into by Marconi Communications, Inc. and Bookham pursuant to the Acquisition Agreement
"UK Listing Authority"	the Financial Services Authority as the competent authority for listing in the United Kingdom
"UK"	the United Kingdom of Great Britain and Northern Ireland
"Warrantholders"	the holders of warrants to subscribe for Ordinary Shares

BOOKHAM®
technology

Bookham Technology plc

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered no. 2298887)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an **EXTRAORDINARY GENERAL MEETING** of Bookham Technology plc will be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on 31 January 2002 at 10.00 a.m. to consider and if thought fit, to pass the following resolution, which will be proposed as an ordinary resolution.

ORDINARY RESOLUTION

That the acquisition of the optical components business and assets of Marconi Optical Components Limited upon the terms and conditions of the sale and purchase agreement dated 17 December 2001 produced at the meeting and marked "A" and signed by the chairman for the purpose of identification only, be and is hereby approved and the board of directors of the Company (or any duly authorised committee thereof) be and they are hereby authorised to take all such steps as may be necessary or appropriate in relation thereto and to complete the same with such modifications, variations, amendments or revisions as they think fit providing such modifications, variations, amendments or revisions are not of a material nature.

BY ORDER OF THE BOARD:
Philip Davis
Company Secretary

14 January 2002

Registered Office:
90 Milton Park
Abingdon
Oxfordshire
OX14 4RY

Notes:

1. Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 29 January 2002 shall be entitled to attend and vote at the meetings to which this notice relates in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 29 January 2002 shall be disregarded in determining the rights of any person to attend or vote at the meeting to which this notice relates.
2. A Form of Proxy is enclosed with this document for use in connection with the meeting to which this notice relates and any adjournment thereof. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a shareholder of the Company. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting in person.
3. To be effective the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power of authority), must (failing previous registration with the Company) be received at the offices of the Company's registrars, Capita IRG plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, 48 hours before the time for holding the meeting or any adjournment thereof or (in the case of a poll taken otherwise than at the meeting or any adjournment thereof) for the taking of the poll at which it is to be used.